Exhibit 4.7

CERTAIN CONFIDENTIAL INFORMATION IN THIS EXHIBIT WAS OMITTED BY MEANS OF MARKING SUCH INFORMATION WITH BRACKETS (“[***]”) BECAUSE THE IDENTIFIED CONFIDENTIAL INFORMATION IS NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

EXCLUSIVE LICENSE AGREEMENT

THIS EXCLUSIVE LICENSE AGREEMENT is made on 9, July 2021 (Effective Date), by and between and between:

NanoMab Technology Limited of 9th Floor, Tung Ning Building, 249-253 Des Voeux Road Central, Hong Kong (NanoMab)

Radiopharm Theranostics Limited, ACN: 647877889 of Suite 1, Level 3, 62 Lygon St, Carlton South, VIC, 3053 (Licensee or RPT)

BACKGROUND

A.	NanoMab owns the Licensed IP (defined below).

B.	The parties wish for RPT to: (i) acquire from NanoMab a license to the Licensed IP, and (ii) develop the Licensed IP, in accordance with the terms and conditions of this Agreement.

The Parties hereby agree as follows:

ARTICLE 1: DEFINITIONS AND TERM

1.1	Definitions. In this Agreement:

“Affiliate” of a Party means a Person that, directly or indirectly (through one or more intermediaries) controls, is controlled by, or is under common control with such Party. For purposes of this Section 1.1, “control” means (i) the direct or indirect ownership of 50 percent or more of the voting shares or other voting interests or interests in profits, or (ii) the ability to otherwise control or direct the decisions of board of directors or equivalent governing body thereof.

“Business Day” means any day, other than a Saturday, Sunday or day on which commercial banks located in Sydney Australia, are authorized or required by law or regulation to close.

“Confidential Information” means: (i) all information and materials (of whatever kind and in whatever form or medium) disclosed by or on behalf of a Party to the other Party (or its designee) in connection with this Agreement, whether prior to or during the Term of this Agreement and whether provided orally, electronically, visually, or in writing; provided, that, all such information and materials initially disclosed in writing or electronically shall be clearly marked as “CONFIDENTIAL” and all such materials and information initially disclosed orally shall be reduced to writing and marked as “CONFIDENTIAL” within ten (10) days following the date of initial oral disclosure; (ii) all copies of the information and materials described in (i) above; and (iii) the terms and conditions of this Agreement; provided, further, that Confidential Information shall not include information and materials to the extent a Party can demonstrate through its contemporaneous written records that such information and materials are or have been:

(a)	known to the receiving Party, or in the public domain, at the time of its receipt by a Party, or which thereafter becomes part of the public domain other than by virtue of a breach of this Agreement or the obligations of confidentiality under this Agreement;

(b)	received without an obligation of confidentiality from a Third Party having the right to disclose without restrictions such information;

(c)	independently developed by the receiving Party without use of or reference to Confidential Information disclosed by the other Party; or

(d)	released from the restrictions set forth in this Agreement by the express prior written consent of the disclosing Party.

“Control(s)” or “Controlled” means the possession by a Party, as of the Effective Date, of rights sufficient to effect the grant of rights set forth in this Agreement without violating the terms of any agreement with any Third Party.

“Corporations Act” means the Australian Corporations Act 2001(Cth).

“Covers” or “Covered by” means, with reference to a particular Licensed Product that the manufacture, use, sale, offering for sale, performance, or importation of, or other exploitation within the meaning of “exploit” under the Australian Patents Act 1990 (Cth) and similar terms under law relating to patents in other parts of the Territory, such Licensed Product would, but for ownership of, or a license granted under this Agreement to, the relevant Patent Right, infringe a Valid Claim which shall be considered separately with respect to each country in the Territory.

“Dispute” means any controversy, claim or legal proceeding arising out of or relating to this Agreement, or the interpretation, breach, termination, or invalidity thereof.

“Field” means all diagnostic and therapeutic applications for the treatment and/or diagnosis of humans including all radiotherapeutic applications for the treatment of humans.

“IND” means an Investigational New Drug application accepted by the United States Food and Drug Administration.

“Indication” means a separate and distinct disease or medical condition in humans which a Licensed Product is intended to treat or prevent.

“IPO Price” means the price by which the Licensee’s shares are offered to the public at the Licensee’s Initial Public Offering.

“Know-How” means tangible copies of the technical information regarding and specific to Licensed Composition or Licensed Product which set out:

(a)	pre-clinical data for the Licensed IP including ADME and toxicology and diagnostic efficacy;

(b)	proof-of-concept data;

(c)	manufacturing know-how for a GMP environment; and

(d)	Published clinical trial results for and generated in the normal course of performing or undertaking of the following, to the extent the following activities did generate or will generate such results:

(i)	investigator initiated trial registered as clinical trial No.: China IIS NCR04040686 for the imaging on of 10 breast cancer patients with Tc99m-NM02 (closed);

(ii)	investigator initiated trial registered as clinical trial No. China IIS NCT04674722; for Imaging trial on breast cancer patients with Tc99m- NM02 and Re-188-NM02 (ongoing and expected to recruit 16 patients with Tc- 99m-NM02); and

(iii)	Germany, compassionate use program, pursuant to which 2 patients were treated and 3 scans performed as at the Effective Date; and

(iv)	the treatment of breast cancer patients with Re-186 Re-188 NM02 therapeutics, expected to commence in August 2021.

“License Year” means each calendar year during the Term of this Agreement; except that the first License Year shall commence on the Effective Date and end on December 31 of the calendar year in which the Effective Date occurs.

“Licensed Composition” means compounds identified in the Licensed Patents, including:

(a)	A camelid single domain antibody raised against human HER2 antigen;

(b)	A camelid single domain antibody raised against human TROP2 antigen;

(c)	A camelid single domain antibody raised against human PTK7 antigen; whether used in isolation or in combination.

“Licensed Patents” means:

(a)	a patent family comprising PCT application (no. PCT/CN2018/091953), filed on 20 June 2018, assigned to the Licensor and titled “Anti-HER2 Nanobody and Coding Sequence and Use Thereof” and also comprising national phase entries in each of China, US, Europe and Japan (the Her-2 Patent);

(b)	a patent family to be filed in July 2021 claiming an anti-TROP2 Nanobody, coding sequence and use thereof (the TROP-2 Patent);

(c)	a patent family to be filed that claims an anti-PTK-7 Nanobody, coding sequence and use thereof (the PTK-7 Patent),

(the foregoing identified or described in paragraphs (a), (b) and (c) are collectively referred to as the Applications) and (i) patents, patent applications, continuations, divisional applications, and foreign equivalents that claim the same priority date as the Applications or the Applications or any of them; (iii) letters patent or the equivalent issued on any of the Applications or any of them throughout the world; and (v) amendments, extensions, renewals, reissues, and re-examinations of any of the foregoing.

“Licensed Product” means a product (including kits, component sets or components thereof, regardless of concentration or formulation) incorporating a Licensed Composition and that (i) is Covered by a Valid Claim, or (ii) contains, as an active ingredient, any substance, the manufacture, use, offer for sale or sale of which is Covered by a Valid Claim or involves the use of the Know- How.

“Licensed IP” means all intellectual property rights in the Licensed Patents and the Know-How.

“Marketing Approval” means all approvals, licenses, registrations or authorizations of any federal, state or local Regulatory Authority, department, bureau or other governmental entity, including, without limitation, pricing and reimbursement approvals, necessary for the manufacturing, use, storage, import, transport, distribution, marketing and sale of the applicable Licensed Products in a country or regulatory jurisdiction.

“Net Sales” means the total gross amount invoiced and received by Licensee, its Affiliates on the sale, lease, provision, or other disposition of the applicable Licensed Products to Third Parties (and for clarity excluding documented sponsored research and/or development activities, valued at the actual direct cost of such activities on a fully burdened basis (including reasonable margin for overhead)), less the following items, as determined from the books and records of Licensee, or its Affiliates:

(a)	insurance, handling and transportation charges actually invoiced;

(b)	amounts repaid, credited or allowed for rejection, return or recall;

(c)	sales or other excise taxes or other governmental charges levied on or measured by the invoiced amount (including, without limitation, value added taxes);

(d)	brokerage, customs and import duties or charges; and

(e)	normal and customary trade and quantity discounts (including chargebacks and allowances) and rebates which relate to the applicable Licensed Products

For clarity, Sales of Licensed Products between or among Licensee and its Affiliates shall be excluded from the computation of Net Sales, except in those instances in which the purchaser is also the end-user of the Licensed Product. Further, transfers of reasonable quantities of Licensed Product by Licensee or any of its Affiliates to a Third Party that is not a Sublicensee for use in the development of such Licensed Product (and not for resale) and transfers of industry standard quantities of Licensed Product for promotional purposes shall not be deemed a sale of such Licensed Product that gives rise to Net Sales for purposes of this definition.

“Person” means any person or entity, including any individual, trustee, corporation, partnership, trust, unincorporated organization, limited liability company, business association, firm, joint venture or governmental agency or authority.

“Phase 1 Clinical Trial” means, as to a specific Licensed Product, a clinical study in a small group of people for the first time to evaluate its safety, determine a safe dosage range, and identify side effects in patients as described in 21 C.F.R. § 312.21(a); or a similar clinical study in a country other than the United States.

“Phase 2 Clinical Trial” means, as to a specific Licensed Product, a clinical study in humans designed with the principal purpose of determining initial efficacy and dosing of such Licensed Product in patients for the Indication(s) being studied as described in 21 C.F.R. § 312.21(b); or a similar clinical study in a country other than the United States.

“Phase 3 Clinical Trial” means, as to a specific Licensed Product, a clinical study in humans of the efficacy and safety of such Licensed Product, which is prospectively designed to demonstrate statistically whether such Licensed Product is effective and safe for use in a manner sufficient to file an application to obtain Marketing Approval to market and sell that Licensed Product in the United States Indication being investigated by the study, as described in 21 C.F.R. § 312.21(c), or which is actually used to file an application to obtain Marketing Approval for such Licensed Product; or similar clinical study in a country other than the United States.

“Regulatory Authority” means, with respect to any country or jurisdiction, any court, agency, department, authority or other instrumentality of any international, multinational or supra-national, national, regional, province, state, county, city or other political subdivision having responsibility for granting Marketing Approvals in such country or jurisdiction, including the Federal Food and Drug Administration in the United States, the European Medicines Agency in the European Union, and the Ministry of Health, Labour and Welfare in Japan.

“Share” means a fully paid ordinary share issued in the capital of the Licensee.

“Sublicensee” means any Affiliate of Licensee or Third Party which enters into an agreement with Licensee involving the grant to such Affiliate or Third Party of any rights under the license granted to Licensee pursuant to this Agreement.

“Sublicense Revenues” means all consideration, in whatever form, due from a Sublicensee in return for the grant of a sublicense of any of Licensee’s rights hereunder, excluding consideration in the form of: (i) payments or reimbursement for documented sponsored research and/or development activities, valued at the actual direct cost of such activities on a fully burdened basis (including reasonable margin for overhead), (ii) payments or reimbursement of reasonable patent expenses actually incurred or paid by Licensee and not otherwise reimbursed, or payment of patent expenses required to be paid by Licensee hereunder, (iii) payments for the purchase of equity in Licensee at the fair market value of such equity, and (iv) payments recognized as Net Sales under this Agreement for which a royalty is payable to NanoMab. By way of clarification, the principal amount of any loan or other extension of credit provided to Licensee or an Affiliate of Licensee in connection with the grant of a sublicense by Licensee that is other than an arm’s-length credit relationship shall be deemed to constitute “Sublicense Revenues.”

“Territory” means world-wide.

“Third Party” means a Person that is neither a Party to this Agreement nor an Affiliate of a Party.

“Valid Claim” means a claim of a pending patent application or an issued and unexpired patent included in the Licensed Patents in a particular jurisdiction, which claim has not, in such jurisdiction been finally rejected or been declared invalid or cancelled by the patent office or a court of competent jurisdiction in a decision that is no longer subject to appeal as a matter of right.

1.2	Term and Expiry. The term of this Agreement (the Term) shall commence on the Effective Date and unless sooner terminated by mutual agreement or pursuant to any other provision of this Agreement, this Agreement shall expire, on a country-by-country and Licensed Product-by-Licensed Product basis at the end of the later of the fifth (5th) year after the last to expire of the Licensed Patents or 5 years after expiring of any exclusivity, or price, reimbursement protection.

ARTICLE 2: DEVELOPMENT AND COMMERCIALIZATION EFFORTS

2.1	Condition. Notwithstanding anything to the contrary in this Agreement, neither party will have any obligation or liability to the other party under this Agreement and neither party hereunder will be entitled to exercise or practice any of the rights granted to it hereunder until such time that:

(a)	Licensee receives written documentation that Licensor is entitled to grant the rights hereunder to the Licensee, e.g. documents which show chain of title to the Licensed Patents in existence at the Effective Date, and employment agreements showing obligation to assign IP with employee personal information redacted; and

(b)	Licensee has raised AU$15 million by way of an equity investment or a convertible note, whether before or after the Effective Date, but no later than August 31, 2021.

Once the above condition are attained, which the parties will confirm in writing, the parties’ respective rights and obligations hereunder shall be of full force and effect.

2.2	Development and Commercialization Responsibilities. Licensee shall have the sole right and control over, all of its development, manufacturing and commercialization activities (including all regulatory activities) with respect to Licensed Products in the Field and in the Territory.

2.3	Transfer of Know How. NanoMab shall, promptly following the Effective Date, provide with and transfer to Licensee copies of all the Know-How in its possession and control, as at the Effective Date, subject to any applicable laws and regulations, and, with respect to Know-How that does not yet exist or is not in NanoMab possession or control as of the Effective Date, NanoMab’s obligation under this Section 2.3 shall be continuing throughout the term of this Agreement. To be clear, NanoMab shall comply with all applicable laws and regulations regarding such transfer of information.

2.4	Licensee Diligence. Licensee shall exercise of such efforts and commitment of such resources by Licensee, including financial resources, directly or through one or more Sublicensees, in a diligent manner consistent with organizations in the pharmaceutical industry for a comparable development or commercialization program at a similar stage of development or commercialization.

2.5	Governance. NanoMab and Licensee shall each designate one individual to serve as the main point of contact for communications related to development and commercialization of Licensed Products under this Agreement (each a “Designated Representative”). Each Party may replace its Designated Representative at any time upon prior notice to the other Party.

2.6	Exchange of Information. Licensee shall keep NanoMab reasonably informed as to progress in the development and commercialization of the technology licensed hereunder.

2.7	Manufacturing. Where Licensee determines to engage with a third party manufacturer of Licensed Products, NanoMab shall assist Licensee in the selection of such third party manufacturer and in managing the third party manufacturer to the extent reasonably requested by the Licensee. NanoMab shall also assist the third party manufacturer to acquire all the Know-How needed to manufacture GMP grade Licensed Products.

ARTICLE 3: LICENSE GRANT

3.1	Grant of Rights. Subject to the terms and conditions of this Agreement, NanoMab hereby grants to Licensee an exclusive royalty-bearing right and license under the Licensed IP to make, have made, develop, use, offer for sale, sell, exploit, and otherwise commercialize in any manner whatsoever the Licensed Products in the Field, in the Territory. During the term of this Agreement, NanoMab will not grant any right or license to any person to make, have made, use, offer for sale, sell, perform, exploit, and/or import or otherwise commercialize in any manner whatsoever any Licensed Product. Upon the termination or expiration of this Agreement, all rights in the Licensed IP including the Licensed Patents and the Know-How revert back to NanoMab.

3.2	Sublicensing. Licensee shall be entitled to grant sublicenses to Affiliates and Third Parties provided that: (i) terms and conditions of any sublicense agreement shall be consistent with this Agreement and the scope of the rights granted to each such sublicense shall not exceed the scope of rights granted to Licensee hereunder, and (ii) NanoMab is provided with written notice of the identity of the applicable Sublicensee and sufficient information regarding the sublicense agreement for NanoMab to conduct its own reasonable diligence. Such written notice to NanoMab shall specify a time period which shall be of sufficient length for NanoMab to conduct its own reasonable diligence.

3.3	First Right of Refusal. NanoMab shall keep Licensee appraised of NanoMab’s research and development activities and will provide to the Licensee an opportunity to acquire rights to additional intellectual property being developed by NanoMab, which is in addition to the intellectual property being licensed to Licensee hereunder, but excluding (i) NanoMab’s intellectual property subsisting in its Anti- PDL-1 nanobody and coding sequence, and (ii) a camelid single domain antibody raised against human FAP antigen (Additional IP). NanoMab undertakes to Licensee that it shall not offer Additional IP to any third party unless and until such time that it will have fully informed Licensee of the nature of the Additional IP and will have afforded to the Licensee an opportunity for: (i) at least two (2) months to perform due diligence in relation to the Additional IP, and (ii) at least two (2) months to negotiate the terms for acquiring a license to the Additional IP.

ARTICLE 4: PAYMENTS

4.1	TROP-2 Patent Application. Licensee’s obligation to any and all monetary amounts (whether in cash or by way of Shares) set out in this ARTICLE 4, is subject to Nanomab having first filed TROP-2 patent application (which may be in the form of a provisional application or PCT) and delivering to the Licensee a copy thereof and all of Licensee’s payments obligations set out in this ARTICLE 4 shall be read to be subject to this Section 4.1.

4.2	Up-Front Payment. In consideration for rights granted hereunder including NanoMab’s performance of its obligations under Sections 2.3, Licensee shall pay to NanoMab:

(a)	a one-time license fee in the amount of one million and five hundred thousand US dollars (US $1,500,000) within thirty (30) Business Days after the Effective Date; and

(b)	a one-time license fee in the amount of one million and five hundred thousand US dollars (US $1,500,000) within fourteen (14) Business Days after the earlier of (i) the Licensee listing on the Australian Stock Exchange, (ii) the Licensee offering its shares to the public by way of an initial public offering (IPO) anywhere in the Territory, or (iii) March 31, 2022; and

(c)	within fourteen (14) Business Days of the IPO offering by Licensee, nine million US dollars (US $9,000,000) in Licensee’s ordinary shares, in such amount that shall be based on the IPO Price; and

(d)	an additional five hundred thousand US dollars (US $500,000) in Licensee’s ordinary shares, in such amount that shall be based on the IPO Price subject to NanoMab filing the PTK-7 Patent application and delivering to Licensee a copy thereof, PROVIDED THAT, if the PTK-7 Patent application will be filed after the Licensee’s IPO, the amount payable under this paragraph (d) shall be reduced to two hundred and fifty thousand US dollars (US $250,000) in Licensee’s ordinary shares, in such amount that shall be based on the IPO Price. The time for payment of the amount payable under this paragraph (d) shall be within fourteen (14) Business Days of the IPO offering by Licensee or thirty (30) days of the PTK-7 Patent application being filed, whichever is later.

4.3	Share Issue. Licensee will issue to NanoMab share certificates evidencing validly issued, fully-paid Shares to represent an ownership interest of the shares to be issued under this Agreement. All shares will be subject to twelve (12) months escrow (lock up) or as otherwise required by the ASX and during such time period may not be resold within except pursuant to an available exemption under section 708 of the Corporations Act.

4.4	Development Milestone Payments. Separate from and in addition to the Up-Front Payment, within thirty (30) days after the occurrence of each Development Milestone Event set forth below with respect to each Licensed Product, Licensee shall pay NanoMab the amount indicated below:

Development Milestone Event	Amount Due
1. IND allowance by the U.S. FDA or the EMA or the NMPA (for either the HER-2 or the TROP-2 Therapeutic)	USD $5 million worth of Shares based on the price of the 7 day volume weighted average price (VWAP) prior to the ASX announcement of the HER-2 IND allowance.
2. IND allowance by the U.S. FDA or the EMA or the NMPA (for the PKT-7 Therapeutic)	USD $0.5 million worth of Shares based on the price of the 7 day volume weighted average price (VWAP) prior to the ASX announcement of the PKT-7 IND allowance.
3. First patient dosed in the first Phase 1 therapeutic clinical trial	USD $1 million worth of Shares based on the price of the 7 day volume weighted average price (VWAP) prior to the ASX announcement of the dosing of the patient
4. First patient dosed in the first Phase 2 therapeutic clinical trial	USD $2 million worth of Shares based on the price of the 7 day volume weighted average price (VWAP) prior to the ASX announcement of the dosing of the patient
5. First patient dosed in the first Phase 3 therapeutic clinical trial, or approval of a Licensed Product	USD $3 million worth of Shares based on the price of the 7 day volume weighted average price (VWAP) prior to the ASX announcement of the dosing of the patient

4.5	Milestone payments - qualifications.

4.5.1	Licensee’s obligation to pay NanoMab under Section 4.4 shall be subject to NanoMab having been in substantial compliance with its obligations under Section 2.3.

4.5.2	For clarity, each Development Milestone Payment will be paid once.

4.5.3	A milestone payment will not be payable where the Licensee ceased development and does not attain the milestone for which payment is due upon attaining that milestone.

4.6	Royalties.

4.6.1	Base Royalties. Subject to Subsections 4.6.2, 4.6.3, and 4.7 below, Licensee shall pay to NanoMab or its designee royalties in an amount equal to [***] of Licensee’s Net Sales of Licensed Products that are subject to a Valid Claim.

4.6.2	Royalty Payment only for Patent Coverage. On a country-by-country and Licensed Product-by-Licensed Product basis, the royalty payable under Section 4.6.1 on Licensee’s Net Sales of Licensed Products in such country shall apply only where the sale of such Licensed Product is Covered by a Valid Claim of the Licensed Patents, provided, however, that this Section 4.6.2. has no effect if Licensee does not file a Licensed Patent in a country when sales of a Licensed Product occurs in that country and such non-filing was without the consent of NanoMab.

4.6.3	Royalty Term. Licensee’s payment obligations under Section 4.6.1 shall expire, on a country-by-country basis on a Licensed Product-by-Licensed Product on the last date on which there exists a Valid Claim of the Licensed Patents Covering such Licensed Product in each case, as applicable, the “Royalty Expiration Date,” provided, however, that this Section 4.6.3. has no effect if Licensee does not file a Licensed Patent in a country when sales of a Licensed Product occurs in that country and such non-filing was without the consent of NanoMab..

4.7	Royalty Offsets. If, in Licensee’s reasonable business judgment it is necessary to pay to NanoMab or a Third Party (whether in the form of a royalty or otherwise) for the right to make, have made, use, sell, offer for sale or import a specific Licensed Product in a given jurisdiction to avoid infringement of the Third Party’s patent rights (and not, for example, in respect of any combination product, add-on technology or improvement not included in the definition of Licensed Product), and if the aggregate royalty rates of any and all royalties payable to such Third Party licensors when combined with the royalty rate payable to NanoMab exceeds eight percent (8%) in the case of Net Sales of the applicable Licensed Product, then Licensee shall have the right with respect to any period for which royalties are due (i.e., a License Year) to set off up to fifty percent (50%) of the aggregate royalties with respect to the applicable Licensed Product otherwise payable with respect to such period and such jurisdiction and to such Third Party licensors against royalties that would otherwise be due to NanoMab hereunder with respect to such period and jurisdiction.

4.8	Sublicense Revenues.

4.8.1	Timing. Licensee shall pay to NanoMab the applicable percentage of all Sublicense Revenues under Section 4.8.2 within thirty (30) days of the end of the calendar quarter in which the Sublicense Revenue is received from the relevant Sublicensee. If Sublicense Revenues are not in cash or cash equivalents, the percentage share payable to NanoMab pursuant to this Section 4.8 shall be due, in NanoMab’s sole discretion, either in kind or in its cash equivalent.

4.8.2	Quantum. If the sublicense grant to the Sublicensee occurs:

(a)	prior to the Licensee submitting an IND for a Licensed Product, then Licensee shall pay to NanoMab [***] of all Sublicense Revenues

(b)	prior to dosing of the first patient in a Phase 1 Clinical Trial related to the first Licensed Product, then Licensee shall pay to NanoMab [***] of all Sublicense Revenues; and

(c)	prior to dosing of the first patient in a Phase 2 Clinical Trial related to the first Licensed Product, then Licensee shall pay to NanoMab [***] of all Sublicense Revenues.

4.8.3	Clarification. In a sublicense with multiple candidates, the development status of the most advanced candidate or product in the sublicense determines the applicable timing of the sublicense grant under this Section 4.9.2.

4.9	Timing of Royalty Payments. Royalty payments due under Section 0, above, shall be paid annually within sixty (60) days following the end of each License Year until the first License Year in which aggregate Royalties under Section 4.5.1 reach US $1 million. Thereafter, all royalty payments due under Section 0 shall be paid in quarterly installments, within sixty (60) days following the end of each calendar quarter.

4.10	Single Royalty. Only a single royalty payment shall be due and payable on Net Sales of a Licensed Product regardless if such Licensed Product is Covered by more than one Valid Claim.

ARTICLE 5: REPORTS, AUDITS AND FINANCIAL TERMS

5.1	Royalty Reports. Within sixty (60) days after the end of License Year or, as the case may be, each calendar quarter in which a royalty payment under ARTICLE 4 is required to be made, Licensee shall send to NanoMab a report of Net Sales of the Licensed Products and for which a royalty is due, which report sets forth for such License Year or calendar quarter the following information, on a Licensed Product-by-Licensed Product and country-by- country basis: (i) total Net Sales, (ii) total gross sales of Licensed Products, (iii) the quantity of each Licensed Products sold and for which payment was received, (iv) the exchange rate used to convert Net Sales from the currency in which they are earned to United States dollars; and (v) the total royalty payments due.

5.2	Additional Financial Terms.

5.2.1	Currency. The currency for payments to be made under this Agreement shall be United States dollars, unless expressly specified to the contrary herein. Net Sales outside of the United States shall be first determined in the currency in which they are earned and shall then be converted into an amount in United States dollars. All currency conversions shall use the conversion rate reported by Reuters, Ltd. on the last Business Day of the calendar quarter for which such payment is being determined.

5.2.2	Payment Method. Payment shall be effected by means of wire transfer to an account identified by NanoMab.

5.2.3	Withholding of Taxes. Licensee shall withhold on NanoMab’s behalf any and all withholding or similar tax payable on NanoMab’s income levied on account of any payment received by NanoMab under this Agreement which and only to the extent Licensee is required by law to withhold such amounts, and Licensee shall be entitled to deduct such amount from the amounts payable hereunder.

5.3	Accounts and Audit.

5.3.1	Records. Licensee shall keep accurate books of account containing the particulars of its Net Sales and the calculation of royalties. Such books and records must be maintained available for examination in accordance with this Section 5.3.1 for two (2) calendar years after the end of the calendar year to which they pertain.

5.3.2	Appointment of Auditor. NanoMab may appoint an internationally- recognized independent accounting firm reasonably acceptable to Licensee to inspect the relevant books of account of Licensee to verify any reports or statements provided, or amounts paid or invoiced (as appropriate), by Licensee. Licensee shall be entitled to require the auditor to be subject to a written duty of confidentiality.

5.3.3	Procedures for Audit. NanoMab may exercise its right to have Licensee’s relevant records examined only during the two (2) year period during which Licensee is required to maintain records, no more than once in any calendar year. Licensee is required to make records available for inspection only during regular business hours, only at such place or places where such records are customarily kept, and only upon receipt of at least thirty (30) days advance notice from NanoMab.

5.3.4	Audit Report. The independent accountant will be instructed to provide to NanoMab an audit report containing only its conclusions and methodology regarding the audit, and specifying whether the amounts paid were correct and, if incorrect, the amount of any underpayment or overpayment.

5.3.5	Underpayment and Overpayment. After review of the auditor’s report: (i) if there is an uncontested underpayment by Licensee for all of the periods covered by such auditor’s report, then Licensee shall pay to NanoMab the full amount of that uncontested underpayment, and (ii) if there is an uncontested overpayment for such periods, then NanoMab shall provide to Licensee a credit against future payments (such credit equal to the full amount of that overpayment), or, if Licensee is not obligated to make any future payments, then NanoMab shall pay to Licensee the full amount of that overpayment. Contested amounts are subject to dispute resolution under ARTICLE 12. If the total amount of any such underpayment (as agreed to by Licensee or as determined under ARTICLE 12) exceeds five percent (5%) of the amount previously paid by Licensee for the period subject to audit, then Licensee shall pay the reasonable costs for the audit. Otherwise, all costs of the audit shall be paid by NanoMab.

ARTICLE 6: LICENSEE COVENANTS

Licensee covenants and agrees that:

(a)	in conducting activities contemplated under this Agreement, Licensee shall comply in all material respects with all applicable laws and regulations including, without limitation, those related to the manufacture, use, labeling importation and marketing of Licensed Products; and

(b)	Licensee has not been convicted of a criminal offense related to health care, is not currently debarred, excluded or otherwise ineligible for participation in federally funded health care programs and has not arranged or contracted (by employment or otherwise) with any employee, contractor, or agent that it knew or should have known are excluded from participation in any federal health care program, and will not knowingly arrange or contract with any such individuals or entities during the Term of this Agreement. Licensee agrees to: (i) notify NanoMab in writing immediately of any threatened, proposed or actual conviction relating to health care, of any threatened, proposed or actual debarment or exclusion from participation in funded programs, of Licensee or any officer or director of Licensee, and (ii) refrain from knowingly employing or contracting with individuals or entities excluded from participation in a federally funded health care program.

ARTICLE 7: INTELLECTUAL PROPERTY; PATENT PROSECUTION,
MAINTENANCE AND ENFORCEMENT.

7.1	Patent Prosecution, Maintenance and Enforcement.

7.1.1	NanoMab shall be responsible for the filing of the first patent application for each of the Licensed Composition (a), (b), and (c). After such a first patent application has been filed, Licensee shall be responsible for the preparation, filing, prosecution, and maintenance of all Licensed Patents and will timely provide to NanoMab copies of all relevant documentation relating to such prosecution and Licensee shall otherwise keep such information confidential. Licensee’s counsel shall take instructions only from Licensee and such patent counsel shall be instructed to (i) copy NanoMab on patent prosecution documents that are received from or filed with the United States Patent and Trademark Office and foreign equivalent; (ii) provide NanoMab with copies of draft submissions to the USPTO (or foreign equivalent) prior to filing; and (iii) give reasonable consideration to the comments and requests of NanoMab or its patent counsel. All patents and patent applications in Licensed Patents, to the extent assignable in whole or in part to NanoMab, shall be assigned to NanoMab. In the interest of clarity, any new patent applications filed or issued patents obtained that have a priority date which is the same priority date as for any of the Licensed Patent, shall be assigned to NanoMab, and shall be considered Licensed Patents.

7.1.2	Licensee will not unreasonably refuse to amend any patent application in Licensed Patents to include claims reasonably requested by NanoMab to protect the products contemplated to be sold by Licensee under this Agreement. On a country-by-country and patent-by- patent basis, Licensee may elect to surrender any patent or patent application in Licensed Patents in any country upon sixty (60) days advance written notice to NanoMab. Such notice shall relieve Licensee from the obligation to manage the prosecution and maintenance of the patent to which its notice relates or to pay for future patent costs but shall not relieve Licensee from responsibility to pay patent costs incurred prior to the expiration of the sixty (60) day notice period. Such U.S. or foreign patent application or patent shall thereupon cease to be a Licensed Patent hereunder, Licensee shall have no further rights therein and NanoMab shall be free to license its rights to that particular U.S. or foreign patent application or patent to any other party on any terms.

7.1.3	Each Party shall promptly provide written notice to the other in the event it becomes aware of any actual or probable infringement of any of the Licensed Patents in or relevant to the Field or of any Third Party claim regarding the enforceability or validity of any Licensed Patents (“Infringement Notice”). Licensee shall, in cooperation with NanoMab, use reasonable efforts to terminate infringement without litigation.

7.1.4	If infringing activity has not been abated within ninety (90) days following the date the Infringement Notice takes effect, then Licensee may, following consultation with NanoMab, in its sole discretion and at its sole expense, take action against any alleged infringer or in defense of such any claim with respect to any Patent Right for which Licensee has exclusive rights under this Agreement. NanoMab will consent to be joined to such proceedings if that is necessary to give Licensee standing in such action. Any recovery obtained by Licensee as the result of legal proceedings initiated and paid for by Licensee pursuant to this Section 7.1.4, after deduction of Licensee’s reasonable out-of- pocket expenses incurred in securing such recovery, shall be deemed to be Sublicense Revenue in the calendar quarter in which such recovery was received and sublicensing fees of 15% shall be due and payable thereon accordingly.

7.1.5	If NanoMab is involuntarily joined in a suit initiated by Licensee, including but not limited to joining a suit to give Licensee standing to sue, then the Licensee will pay any costs incurred by NanoMab arising out of such suit, including but not limited to, reasonable legal fees of counsel that NanoMab selects and retains to represent it in the suit.

7.1.6	If Licensee declines either to cause such infringement to cease (e.g. by settlement or injunction) or to initiate and thereafter diligently maintain legal proceedings against the infringer other than as part of a mutually agreed upon bona fide strategy, developed with the guidance of outside patent counsel, to preserve the Licensed Patents, NanoMab may, in its sole discretion and at its sole expense, take action against such alleged infringer or in defense of any such Third Party claim. Any recovery obtained by NanoMab as the result of any such legal proceedings shall be for the benefit of NanoMab only.

7.2	Payment of NanoMab Patent Expenses. After the Effective Date, the Licensee shall bear the costs and expenses in relation to the prosecution and maintenance of the Licensed Patents for the previous year after NanoMab will have filed a PCT (each considered separately).

7.3	Marking. Licensee shall mark all Licensed Products in such a matter as to conform with the patent laws of the country to which such Licensed Products are shipped or in which such products are sold.

ARTICLE 8: TERM AND TERMINATION

8.1	Termination.

8.1.1	Material Breach. Either Party may terminate this Agreement prior to its Expiration for any material breach by the other Party, provided, that, the Party seeking to terminate shall have first given the breaching Party notice of such material breach (Breach Notice) with reasonable particulars of the material breach, and the Party receiving the Breach Notice failed to cure that material breach within forty-five (45) days after the date of receipt of the Breach Notice; provided, that, if the breaching Party responds to the Breach Notice by providing a Dispute Notice pursuant to ARTICLE 12 to the Party seeking to terminate within ten (10) days after the date of receipt of the Breach Notice, the Party alleging the material breach may not terminate this Agreement until completion of the Resolution Period pursuant to ARTICLE 12.

8.1.2	Bankruptcy. NanoMab shall have the right to terminate this Agreement prior to its Expiration upon notice to Licensee, in the event that: (i) Licensee seeks protection of any bankruptcy or insolvency law other than with the prior consent of NanoMab, or (ii) a proceeding in bankruptcy or insolvency is filed by or against Licensee and not withdrawn, removed or vacated within 90 days of such filing, or there is adjudication by a court of competent jurisdiction that Licensee is bankrupt or insolvent.

8.1.3	Termination at Will by Licensee. Licensee shall have the right to terminate this Agreement prior to its Expiration upon notice to NanoMab without cause, effective no fewer than ninety (90) days following the date of such notice.

8.2	Effect of Termination.

8.2.1	Upon any termination of this Agreement pursuant to Section 8.1 and until expiry of the Licensed Patents, all rights and licenses granted to Licensee under ARTICLE 3, shall immediately terminate on and as of the effective date of termination as provided in Section 8.1, and all rights in the Licensed IP shall revert to NanoMab, except that Licensee shall have the right to continue to sell Licensed Products manufactured prior to the effective date of such termination until the sooner of: (i) one hundred and eighty (180) days after the effective date of termination, or (ii) the exhaustion of Licensee’s inventory of Licensed Products. Upon termination, any use of the Licensed IP or commercialisation of the Licensed Products is subject to Licensee paying all amounts payable under this Agreement as if the Agreement had not terminated.

8.2.2	Upon termination of this Agreement pursuant to Section 8.1:

(a)	Each Party shall promptly return to the other Party all relevant records and materials in its possession or control containing or comprising the other Party’s Confidential Information and to which the Party does not retain rights hereunder PROVIDED THAT each party shall be entitled to retain one copy for compliance and archival purposes.

(b)	Licensee shall discontinue making any representation regarding its status as a licensee of NanoMab for Licensed Products. Subject to Section 8.2.1, above, Licensee shall cease conducting any activities with respect to the marketing, promotion, sale or distribution of Licensed Products.

8.2.3	Termination of this Agreement through any means and for any reason pursuant to Section 8.1 (but for clarity, not in the case of its Expiration), shall not relieve the Parties of any obligation accruing prior thereto, including the payment of all sums due and payable, and shall be without prejudice to the rights and remedies of either Party with respect to any antecedent breach of any of the provisions of this Agreement. To be clear, upon termination, NanoMab shall be entitled to retain all payments already made to it pursuant to this Agreement, including but not limited to any Up-Front Payments and Development Milestone Payments.

8.3	Survival. Sections 5.1, 5.2, 6, 7.1, 7.2, 8 through 13 (both inclusive) shall survive termination of this Agreement for any reason.

ARTICLE 9: REPRESENTATIONS AND WARRANTIES

9.1	Mutual Representations and Warranties. NanoMab and Licensee each represents and warrants as follows:

(a)	It has the right and authority to enter into this Agreement and all action required to be taken on its behalf, its officers, directors, partners and stockholders necessary for the authorization, execution, and delivery of this Agreement and, the performance of all of its obligations hereunder, and this Agreement, when executed and delivered, will constitute valid and legally binding obligations of such Party, enforceable in accordance with its terms, subject to: (i) laws limiting the availability of specific performance, injunctive relief, and other equitable remedies; and (ii) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect generally relating to or affecting creditors’ rights generally;

(b)	It has read this Agreement, with assistance from its counsel of choice. It understands all of this Agreement’s terms. It has been given a reasonable amount of time to consider the contents of this Agreement before each Party executed it. It agrees that it is executing this Agreement voluntarily with full knowledge of this Agreement’s legal significance; and

(c)	It has made such investigation of all matters pertaining to this Agreement that it deems necessary, and does not rely on any statement, promise, or representation, whether oral or written, with respect to such matters other than those expressly set forth herein. It agrees that it is not relying in any manner on any statement, promise, representation or understanding, whether oral, written or implied, made by any Party, not specifically set forth in this Agreement. It acknowledges that, after the Effective Date, it may discover facts different from or in addition to those which it now knows or believes to be true. Nevertheless, it agrees that this Agreement shall be and remain in full force and effect in all respects, notwithstanding such different or additional facts.

9.2	Representations and Warranties of NanoMab. NanoMab represents and warrants that:

(a)	it has the legal capacity and the full legal right to grant to Licensee all the rights granted hereunder and to perform its obligations hereunder;

(b)	it has good title in and to the Licensed Patents which is supported by documentation in relation to the chain of title from the inventors of the Licensed Patents; and

(c)	by entering into this Agreement, NanoMab will not breach any of the terms or conditions of any agreement with any third party.

ARTICLE 10: INDEMNIFICATION

10.1	Indemnification by Licensee. Licensee shall defend, indemnify and hold harmless NanoMab, its Affiliates, and their respective officers, directors, shareholders, employees and agents (“NanoMab Indemnitees”) from and against any and all Third Party liabilities, claims, suits, and expenses, including reasonable attorneys’ fees (collectively, “Losses”), arising out of or are in any way attributable to: (i) the material breach of any representation or warranty made by Licensee under this Agreement, (ii) the research, development, marketing, approval, manufacture, packaging, labeling, handling, storage, transportation, use, distribution, promotion, marketing or sale of Licensed Products by or on behalf of Licensee, any of its Affiliates or a Sublicensee or any other exercise of rights under this Agreement or pursuant to any sublicense, or (iii) the negligence, willful misconduct or failure to comply with applicable law by a Licensee, an Affiliate of Licensee, or a Sublicensee. In entering into this Agreement and obtaining the benefit of the indemnity in this Section 10.1, NanoMab acts on its own behalf and on trust for its Affiliates, and NanoMab’s and its Affiliates’ respective officers, directors, shareholders, employees and agents.

10.2	Indemnification by NanoMab. NanoMab shall defend, indemnify and hold harmless Licensee, its Affiliates, and their respective officers, directors, shareholders, employees and agents (“Licensee Indemnitees”) from and against any and all Third Party liabilities, claims, suits, and expenses, including reasonable attorneys’ fees (collectively, “Losses”), arising out of or are in any way attributable to: (i) the material breach of any representation or warranty made by NanoMab under this Agreement, (ii) the research, development, marketing, approval, manufacture, packaging, labeling, handling, storage, transportation, use, distribution, promotion, marketing or sale of Licensed Products by or on behalf of NanoMab, any of its Affiliates or other (third party) licensees or any other exercise of rights it reserved under this Agreement, or (iii) the negligence, willful misconduct or failure to comply with applicable law by NanoMab or an Affiliate of NanoMab or a third party licensee of NanoMab.

10.3	Procedure. The indemnities set forth in this ARTICLE 10 are subject to the condition that the Party seeking the indemnity shall forthwith notify the indemnifying Party on being notified or otherwise made aware of a liability, claim, suit, action or expense and that the indemnifying Party defend and control any proceedings with the other Party being permitted to participate at its own expense (unless there shall be a conflict of interest which would prevent representation by joint counsel, in which event the indemnifying Party shall pay for the other Party’s counsel); provided, that, the indemnifying Party may not settle the liability, claim, suit, action or expense, or otherwise admit fault of the other Party or consent to any judgment, without the written consent of the other Party (such consent not to be unreasonably withheld). Notwithstanding the foregoing, no delay in the notification of the existence of any claim of Loss shall cause a failure to comply with this Section 10.3 as long as such delay shall not have materially impaired the rights of the indemnifying Party.

10.4	Insurance. Each party shall take out with a reputable insurance company, and maintain, adequate insurance cover, including product, professional, and public liability insurance and insurance against all loss of and damage to property (whether real, personal or intellectual) and injuries to persons (including death). Each party shall make its insurance policy and renewal receipts available to the other party on request from time to time. Each party shall ensure that such insurance continues in force throughout the term of this Agreement and until at least 3 years after the last sale or supply of any Licensed Product by it or any of its Affiliates or its or their respective sub-licensees.

10.5	Limitation. Notwithstanding anything contained in this Agreement to the contrary, except in relation to the indemnification obligations under sections 10.1 and 10.2 and any breach of ARTICLE 11 (i) in no event shall either party be liable to the other party for any special, punitive, consequential, indirect, or incidental damages (including loss of profits, costs of procuring substitute goods, lost business or enhanced damages for intellectual property infringement) whether based upon breach of warranty, breach of contract, negligence, strict liability in tort or any other legal theory, and (ii) in no event shall either party be liable to the other for an aggregate amount in excess of two-thirds of the total consideration paid to NanoMab hereunder. To avoid doubt, the limitations in this Section 10.5 do not apply to any amount payable by Licensee to NanoMab under ARTICLE 4 this Agreement.

ARTICLE 11: CONFIDENTIALITY AND DATA PROTECTION

11.1	Confidential Information. During the Term of this Agreement and for five (5) years after the expiration of all Licensed Patents, without regard to the means of termination each party shall not use, for any purpose other than the purpose contemplated by this Agreement, or reveal or disclose the other party’s Confidential Information to any Third Party. Without limiting the foregoing, NanoMab shall not use, for any purpose other than the purpose contemplated by this Agreement, or reveal or disclose to any Third Party Licensee’s Confidential Information. The Parties shall take reasonable measures to assure that no unauthorized use or disclosure is made by others to whom access to such information is granted.

11.2	Exceptions. Notwithstanding the foregoing, a Party may use and disclose Confidential Information of the other Party as follows:

(a)	was, prior to its receipt by the receiving party from the disclosing party, in the possession of the receiving party without any obligations of confidence; or

(b)	is subsequently disclosed to the receiving party, without any obligations of confidence, by a third party who is entitled to disclose it without breaching any confidentiality obligations to the disclosing party; or

(c)	is or becomes generally available to the public through no fault of the receiving party or its Affiliates or sub-licensees or its or their representatives; or

(d)	is independently developed by or on behalf of the receiving party, as evidenced by written records, without reference to the Confidential Information of the disclosing party.

11.3	Certain Obligations. During the Term and for a period of five (5) years thereafter, Licensee, with respect to NanoMab Confidential Information, and NanoMab, with respect to Licensee Confidential Information, agree:

(a)	to use such Confidential Information only for the purposes contemplated under this Agreement;

(b)	to treat such Confidential Information as it would its own proprietary information which in no event shall be less than a reasonable standard of care;

(c)	to take reasonable precautions to prevent the disclosure of such Confidential Information to a Third Party without written consent of the other Party; and

(d)	to only disclose such Confidential Information to those employees, agents and Third Parties who have a need to know such Confidential Information for the purposes set forth herein and who are subject to obligations of confidentiality no less restrictive than those set forth herein.

11.4	Termination. Upon termination or expiration of this Agreement, and upon the request of the disclosing Party, the receiving Party shall promptly and in no more than ninety (90) days return to the disclosing Party or destroy all copies of Confidential Information received from such Party, and shall return or destroy, and document the destruction of, all summaries, abstracts, extracts, or other documents which contain any Confidential Information of the other Party in any form, except that each Party shall be permitted to retain a copy (or copies, as necessary) of such Confidential Information for archival purposes or to enforce or verify compliance with this Agreement, or as required by any applicable law or regulation.

11.5	Publicity. Neither Party shall make, or procure or permit the making of, any announcement which relates to this Agreement or the matters contained in it, or make any use of the name, logos or trade marks of the other Party in connection with this Agreement, without the prior written approval of the other Party (such approval not to be unreasonably withheld or delayed), except to the extent required by law or any public body with appropriate jurisdiction. Notwithstanding the foregoing, each Party shall be entitled to announce or otherwise make public the existence of this Agreement and its subject matter, provided that the commercial terms of this Agreement shall not be disclosed without the prior written consent of the other Party.

11.6	Data Protection. Any information (regardless of the medium in which it is contained and whether or not it is key coded) that directly or indirectly identifies an individual (Personal Data) and that a party receives from the other party and/or is possessed by a party hereunder, shall be possessed by that party only in strict compliance with all applicable laws, regulations, rules and/or, ordinances and or other government standards relating to data protection, privacy, confidentiality or security of Personal Data (Data Protection Laws).

ARTICLE 12: DISPUTE RESOLUTION

12.1	All Disputes shall be first referred to Mr. Henry Ho, or such other person who is notified by NanoMab to Licensee from time to time, as to NanoMab, and Mr. Paul Hopper or his nominee of Licensee, for resolution, prior to proceeding under the other provisions of this ARTICLE 12. A Dispute shall be referred to such executives upon one Party (the “Initiating Party”) providing the other Party (the “Responding Party”) with notice that such Dispute exists (“Dispute Notice”), together with a written statement describing the Dispute with reasonable specificity and proposing a resolution to such Dispute that the Initiating Party is willing to accept, if any. Within ten (10) days after having received such statement and proposed resolution, if any, the Responding Party shall respond with a written statement that provides additional information, if any, regarding such Dispute, and proposes a resolution to such Dispute that the Responding Party is willing to accept, if any. If not otherwise resolved, the Parties shall engage in good faith efforts to negotiate a resolution to resolve the Dispute for the following fifteen (15) days (the “Resolution Period”). In the event that such Dispute is not resolved during the Resolution Period, either Party shall be entitled to request that the Parties convene for a non-binding mediation in accordance with the WIPO mediation rules (“Mediation”) within 30 days of the date of so requesting. If, within seven (7) days of either Party requesting Mediation within such 30-day period, the Parties agree that the matter in question would be assisted by Mediation, the Parties shall appoint an experienced and suitably qualified (single) mediator by mutual agreement within a further fourteen (14) day period or, failing which, the mediator shall be appointed by the WIPO Arbitration and Mediation Center. If each Party has agreed to convene for the Mediation, each Party shall: (i) cooperate fully with the mediator and provide such assistance as is necessary to enable the mediator to discharge his/her duties; and (ii) bear its own costs in connection with the Mediation, and the fees and expenses of the mediator will be paid by the Parties in equal proportions unless otherwise determined by the mediator.

ARTICLE 13: GENERAL

13.1	Assignment and Delegation. Except as expressly provided in this Section 13.1, neither this Agreement nor any right or obligation hereunder shall be assignable in whole or in part, whether by operation of law, or otherwise by Licensee without the prior written consent of NanoMab. Licensee may assign or transfer its rights and obligations under this Agreement to a Person that succeeds to all or substantially all of Licensee’s business or assets, whether by sale, merger, operation of law or otherwise. NanoMab may assign or transfer its rights and obligations under this Agreement, provided that Licensee’s rights are not impacted by any such assignment or transfer.

13.2	Entire Agreement. This Agreement contains the entire agreement between the Parties relating to the subject matter hereof, and all prior understandings, representations and warranties between the Parties are superseded by this Agreement.

13.3	Amendments. Changes and additional provisions to this Agreement shall be binding on the Parties only if agreed upon in writing and signed by the Parties.

13.4	Applicable Law. This Agreement shall be construed and interpreted in accordance with the laws of Victoria, Australia and all rights and remedies shall be governed by such laws without regard to principles of conflicts of law that would result in the application of the law of another jurisdiction.

13.5	Force Majeure. If the performance of this Agreement or any obligations hereunder is prevented, restricted or interfered with by reason of earthquake, fire, flood or other casualty or due to strikes, riot, storms, explosions, acts of God, war, terrorism, or a similar occurrence or condition beyond the reasonable control of the Parties, the Party so affected shall, upon giving prompt notice to the other Parties, be excused from such performance during such prevention, restriction or interference, and any failure or delay resulting therefrom shall not be considered a breach of this Agreement.

13.6	Severability. The Parties do not intend to violate any public policy or statutory or common law. However, if any sentence, paragraph, clause or combination of this Agreement is in violation of any law or is found to be otherwise unenforceable, such sentence, paragraph, clause or combination of the same shall be deleted and the remainder of this Agreement shall remain binding, provided, that, such deletion does not alter the basic purpose and structure of this Agreement.

13.7	Notices. All notices, requests, demands, and other communications relating to this Agreement shall be in writing in the English language and shall be delivered in person or by delivery service or international courier with package tracing capability. Notices shall be sent via a service which provides traceability of packages and signature confirmation and shall be deemed to have been given on the date actually received. Notices shall be sent as follows:

Notices to NanoMab:	with a copy to:

Notices to Licensee:	with a copy to:

Either Party may change its address for notices or facsimile number at any time by sending notice to the other Party.

13.8	Independent Contractor. Nothing herein shall create any association, partnership, joint venture, fiduciary duty or the relation of principal and agent between the Parties hereto, it being understood that each Party is acting as an independent contractor, and neither Party shall have the authority to bind the other or the other’s representatives in any way.

13.9	Waiver. No delay on the part of either Party hereto in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right hereunder preclude other or further exercise thereof or the exercise of any other power or right. No waiver of this Agreement or any provision hereof shall be enforceable against any Party hereto unless in writing, signed by the Party against whom such waiver is claimed, and shall be limited solely to the one event.

13.10	Interpretation. This Agreement has been prepared jointly and no rule of strict construction shall be applied against either Party. In this Agreement, the singular shall include the plural and vice versa and the word “including” shall be deemed to be followed by the phrase “without limitation.” The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. A reference to insolvency includes appointment of an administrator, compromise, arrangement, merger, amalgamation, reconstruction, winding up, dissolution, deregistration, assignment for the benefit of creditors, scheme, composition or arrangement with creditors, insolvency, bankruptcy.

13.11	Counterparts. This Agreement may be executed in counterparts, each of which together shall constitute one and the same Agreement. For purposes of executing this agreement, a facsimile copy or an emailed PDF of this Agreement, including the signature pages, will be deemed an original.

ARTICLE 14: GST

14.1	In this Article 14:

(a)	any reference to a term defined or used in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) (“GST Act”) is, unless the context indicates otherwise, a reference to that term as defined or used in the GST Act;

(b)	a reference to GST payable by or input tax credit of a party includes the corresponding GST payable by or input tax credit of the representative member of the GST group of which that party is a member.

14.2	Unless otherwise expressly stated, all amounts referred to in this Agreement, including amounts used to determine a payment to be made by one party to the other (other than an amount referred to in Section 14.6), are exclusive of GST (“GST Exclusive Consideration”).

14.3	To the extent that GST is payable in respect of all or any part of a supply made by a party (“Supplier”) under or in connection with this Agreement, the GST Exclusive Consideration to be provided under this agreement for that supply is increased by an amount equal to the GST payable by the Supplier (excluding any excess GST).

14.4	The recipient must pay the additional amount payable under Section 14.3 to the Supplier at the same time and in the same manner as the GST Exclusive Consideration for the supply is otherwise required to be provided.

14.5	Whenever an adjustment event occurs in relation to any taxable supply made under or in connection with this Agreement the Supplier must determine the net GST in relation to the supply (taking into account any adjustment and excluding any excess GST) and if the net GST differs from the amount previously paid under Section 14.4, the amount of the difference must be paid by, refunded to or credited to the recipient, as applicable.

14.6	If one of the Parties is entitled to be reimbursed or indemnified for a loss, cost, expense or outgoing incurred in connection with this Agreement, then the amount of the reimbursement or indemnity payment must first be reduced by an amount equal to any input tax credit to which the Party being reimbursed or indemnified is entitled in relation to that loss, cost, expense or outgoing and then, if the amount of the payment is consideration or part consideration for a taxable supply, it must be increased on account of GST in accordance with Section 14.3.

14.7	If requested by NanoMab, if permitted under the GST Act, the Parties will agree that the GST payable on any taxable supply made by NanoMab under this Agreement will be payable by the Licensee pursuant to Section 83 of the GST Act.

[Signature page to follow.]

IN WITNESS WHEREOF, the Parties have executed this Agreement by their duly authorized representatives and, in the case of Licensee, also in accordance with section 127 of the Corporations Act.

NanoMab Technology Limited		Radiopharm Theranostics Limited

By:	/s/ Hong-Hoi Ting	By:	/s/ Paul Hopper

Name	Hong-Hoi Ting	Name	Paul Hopper

Title	Executive Director	Title	Director

By:	/s/ Henry Ho	By:	/s/ Phillip Hains

Name	Henry Ho	Name	Phillip Hains

Title	Executive Director	Title	Company Secretary